Exhibit 99.2

STX FILMWORKS, INC.
INDEX TO FINANCIAL STATEMENTS

STX Filmworks, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	March 31	June 30
	2020	2020
	(audited)	(unaudited)
Assets
Cash and cash equivalents	$25,705	$55,756
Accounts receivable, net	102,430	108,480
Other current assets	24,215	16,309
Total current assets	152,350	180,545

Film and TV costs, net	97,308	72,194
Property and equipment, net of accumulated depreciation of $6,744 and $7,177 at
March 31,2020 and June 30, 2020, respectively	3,496	2,973
Other assets	39,608	39,513
Total assets	$292,762	$295,225

Liabilities and stockholders’ deficit
Liabilities:
Accounts payable and accrued expenses	$94,549	$86,424
Accrued participations and residuals	28,314	39,962
Deferred revenue, current	29,142	24,547
Shareholder liability	15,372	16,433
Paycheck protection program loan	—	2,954
Total current liabilities	167,377	170,320

Revolving credit facilities, net	225,989	213,567
Term loan due to related party, net	42,092	42,580
Accrued participations and residuals	70,916	64,595
Deferred revenue	12,986	15,955
Shareholder liability	34,733	39,816
Other liabilities	11,114	10,648
Total liabilities	565,207	557,481

Commitments and contingencies
Convertible redeemable preferred stock:
Class A convertible preferred stock, $0.01 par value,
10,207 shares authorized, issued, and outstanding at March 31, 2020
and June 30, 2020	20,031	20,666
Class B convertible preferred stock, $0.01 par value,
85,000 shares authorized, issued, and outstanding at March 31, 2020
and June 30, 2020	169,442	174,466
Class C convertible preferred stock, $0.01 par value, 214,588 shares authorized,
166,088 shares issued and outstanding at March 31, 2020
and June 30, 2020	219,095	224,760
Class D convertible preferred stock, $0.01 par value,132,618 shares authorized,
125,104 shares issued and outstanding at March 31, 2020
and June 30, 2020	111,433	116,782

Stockholders' deficit:
Common stock, $0.01 par value, 100,000,000 shares authorized, 11,572,291
shares issued and outstanding at March 31, 2020 and June 30, 2020	116	116
Additional paid-in capital	—	—
Other comprehensive loss	(400)	(401)
Accumulated deficit	(792,162)	(798,645)
Total stockholders’ deficit	(792,446)	(798,930)
Total liabilities, convertible redeemable preferred stock and stockholders’ deficit	$292,762	$295,225

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Operations

(in thousands)

	Three Months Ended June 30
	2019	2020
	(unaudited)

Revenue	$110,605	$97,156

Expenses:
Direct operating	77,912	45,198
Distribution and marketing	67,568	10,938
General and administrative	14,974	16,416
Depreciation and amortization	540	435
Restructuring expense	—	3,141
Total operating expenses	160,994	76,128

(Loss)/income from operations	(50,389)	21,028

Other income/(expense):
Interest income	129	—
Interest expense	(6,109)	(5,699)
Shareholder exit expense	(9,559)	(5,083)

(Loss)/income before income taxes	(65,928)	10,246

Income tax provision	111	90
Net (loss)/income	$(66,039)	$10,156

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Comprehensive (Loss)/Income

(in thousands)

	Three Months Ended June 30
	2019	2020
	(unaudited)

Net (loss)/income	$(66,039)	$10,156
Foreign currency translation (loss), net of tax	(400)	(1)
Comprehensive (loss)/income	$(66,439)	$10,155

See accompanying notes.

STX Filmworks, Inc.

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Redeemable Preferred Stock										Additional	Other
	Class A		Class B		Class C		Class D		Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance at March 31, 2019 (unaudited)	10,207	$17,745	85,000	$151,222	166,088	$208,453	110,211	$88,534	11,572,291	$116	$—	$206	$(606,425)	(606,103)

Accretion of preferred stock	—	562	—	4,483	—	6,382	—	3,892	—	—	(49)	—	(15,270)	(15,319)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	49	—	—	49
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(400)	—	(400)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(66,039)	(66,039)
Balance at June 30, 2019 (unaudited)	10,207	$18,307	85,000	$155,705	166,088	$214,835	110,211	$92,426	11,572,291	$116	$—	$(194)	$(687,734)	$(687,812)

	Convertible Redeemable Preferred Stock										Additional	Other
	Class A		Class B		Class C		Class D		Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance at March 31, 2020	10,207	$20,031	85,000	$169,442	166,088	$219,095	125,104	$111,433	11,572,291	$116	$—	$(400)	$(792,162)	$(792,446)

Accretion of preferred stock	—	635	—	5,024	—	5,665	—	5,349	—	—	(31)	—	(16,639)	(16,670)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	31	—	—	31
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	10,156	10,156
Balance at June 30, 2020 (unaudited)	10,207	$20,666	85,000	$174,466	166,088	$224,760	125,104	$116,782	11,572,291	$116	$—	$(401)	$(798,645)	$(798,930)

See accompanying notes.

STX Filmworks, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended June 30
	2019	2020
	(unaudited)
Operating activities
Net (loss)/income	$(66,039)	$10,156
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization expense	584	514
Stock compensation expense	49	31
Amortization and impairment of film and television costs	37,258	29,097
Amortization of debt discount and issuance costs	878	1,247
Disposal of fixed assets	—	135
Accrual of paid in kind interest	417	428
Shareholder exit expense	9,559	5,083

Changes in operating assets and liabilities:
Accounts receivable	(9,609)	(6,049)
Prepaid expenses and other assets	1,418	7,596
Lease asset and liability	—	(60)
Increase in film and television costs	(32,279)	(3,974)
Accounts payable and accrued expenses	14,960	(6,648)
Accrued participations and residuals	6,485	5,327
Deferred revenue	(24,099)	(1,626)
Other liabilities	55	(465)
Net cash (used in)/provided by operating activities	(60,363)	40,792

Investing activities
Purchase of property and equipment	(148)	(76)
Net cash used in investing activities	(148)	(76)

Financing activities
Paycheck protection program loan	—	2,954
Revolving credit facilities draw	47,885	48,962
Revolving credit facilities repayment	(72,217)	(62,570)
Debt issuance costs	(29)	—
Net cash used in financing activities	(24,361)	(10,654)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(84,872)	30,062
Foreign exchange effects on cash	(45)	(11)
Cash, cash equivalents and restricted cash at the beginning of year	130,778	25,705
Cash, cash equivalents and restricted cash at the end of period	$45,861	$55,756

Supplemental disclosures of cash flow information
Cash paid for interest	$5,427	$6,819
Cash paid for income tax	$—	$—

See accompanying notes.

STX Filmworks, Inc.

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share data)

1. Description of Business, Basis of Presentation and Significant Accounting Policies

Description of Business

STX Filmworks, Inc. (the “Company”) was formed as a limited liability company on August 4, 2011, under the name Lunatic Fringe Entertainment, LLC. Its name was later changed to STX Filmworks, LLC and it converted to a Delaware corporation in February 2014. The primary purpose and business of the Company is to develop, produce, finance, distribute, invest in and otherwise exploit feature length motion pictures, television programming, and digital media content. The Company specializes in the development, production, marketing and distribution of talent driven films, television, and digital content across multi-platform distribution channels on a worldwide basis.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with GAAP for interim financial information and the instructions to Form 10-Q of Regulations S-X by the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, they include all normal and recurring accruals and adjustments necessary to present fairly the results of the interim periods shown.

The financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Transition Report on Form 20-F Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the SEC on October 30, 2020.

As discussed in Note 3, the Company's revolving credit facility matures on October 7, 2021. Management of the Company believes that the Company has adequate liquidity to fund its operations up until the maturity of the revolving credit facility. However, absent a refinancing with cash from operations, assets sales or a combination thereof, the Company does not currently expect to have sufficient liquidity to repay the full amount of the revolving credit facility at maturity. Based on continuing discussions with existing and potential lenders, management is optimistic that it will be able to successfully implement its ongoing plan to address its debt maturities as they become due. However, management recognizes that its plan depends on the actions of these third parties and, therefore, the Company is unable at this time to conclude that such plan is probable of being achieved. Accordingly, given the uncertainty with respect to the Company’s ability to pay its revolving credit facility in full at maturity, the Company acknowledges that substantial doubt exists regarding its ability to continue as a going concern pursuant to ASC 205-40 Presentation of Financial Statements—Going Concern. There can be no assurance that the Company will succeed in reaching agreements with the lenders under its revolving credit facility or accessing new capital to pay the revolving credit facility in full at maturity.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these consolidated financial statements. As such, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs used for the amortization of investment in films and television programs; estimates of sales returns and other allowances and provisions for doubtful accounts; estimates related to the revenue recognition of sales or usage-based royalties; income taxes including the assessment of valuation allowances for deferred tax assets; accruals for contingent liabilities; and impairment assessments for investment in films and television programs and property and equipment. Actual results could differ from such estimates.

COVID-19 Pandemic

The COVID-19 outbreak has caused significant disruptions, and the outbreak has spread globally to the United States and many countries where we distribute films. On March 11, 2020, the World Health Organization designated the outbreak a pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, or nationwide lockdowns, as well as restricting or prohibiting outright some or all commercial and business activity, including the closure of some or all theatres and disrupting the production of film and TV content. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the pandemic. Although a vaccine has been recently made available to the public, the vaccine distribution to the public is in the early stages and the pandemic is expected to worsen before it gets better.

The pandemic has affected how the film content is distributed to various distribution channels due to the closure of theatres in the United States and in international territories. There however has been an increase in streaming and digital revenue due to the closure of movie theatres. The pandemic has also affected the production of new content for both film and TV due to the closure of productions. The extent of the adverse impact on our financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. Our business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behavior (such as social distancing becoming the norm independent of any pandemic conditions) and the delay in having film and TV content to distribute.

We are monitoring the rapidly evolving situation and its potential impacts on our financial position, results of operations, liquidity, and cash flows.

Accounting Guidance Adopted in Fiscal 2021

Fair Value Measurement – Changes to Disclosure Requirements: In August 2018, the Financial Accounting Standards Board (“FASB”) issued guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance eliminates the requirement that entities disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but requires public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements, among other changes. This Company adopted this guidance on April 1, 2020, with no material impact to its consolidated financial statements.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials: On April 1, 2020, the Company adopted, on a prospective basis, FASB guidance on the accounting for films and episodic television series which aligns the accounting for capitalizing productions costs of episodic television series with guidance for films. The following reflects some of the more significant changes under the new guidance:

·	Monetization Strategy: Requires the determination of a titles’ monetization strategy for purposes of amortization and testing impairment as follows:
o	Monetized individually- lifetime value is predominately derived from third-party revenues that are directly attributable to the specific film or television title (e.g., theatrical revenues or sales to third-party television programmers).
o	Monetized as a film group- lifetime value is predominately derived from third-party revenues that are attributable only to a bundle of titles, which is referred to as a “film group” in the updated guidance. A film group is defined as the lowest level at which identifiable cash flows are largely independent of the cash flows of other films and/or license agreements.

The determination of the monetization strategy is made at commencement of production on a consolidated basis. Because the new accounting guidance is applied prospectively, the predominant monetization strategy for content released prior to the beginning of fiscal 2021 is determined based on the expected means of monetization over the remaining life of the content. The classification of content as individually monetized or monetized as part of a film group only changes if there is a significant change to the title’s monetization strategy relative to its initial assessment.

The Company’s content initially intended for theatrical release, home entertainment distribution, or license of third parties, is generally classified as content monetized individually.

·	Impairment Testing: The new guidance requires that an entity test a film or television program for impairment, when impairment indicators are present, at a film group level when the film or license agreement is predominately monetized with other films and/or license agreements or individually for titles monetized individually. An impairment results when the fair value of the film or film group is less than its carrying value.

See Note 2 for further information.

Accounting Guidance Not Yet Adopted

Financial Instruments – Credit Losses: In June 2016, the FASB issued guidance, as amended, that changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans, from the incurred loss methodology under current U.S. GAAP to a new, forward-looking current expected credit loss model that would generally result in the earlier recognition of credit losses. This standard will be adopted and effective as of April 1, 2020 when the Company reports on its consolidated financial results for the six months ended September 30, 2020. The standard is not expected to have a material impact on the Company’s consolidated financial statements.

Simplifying the Accounting for Income Taxes: In December 2019, the FASB issued guidance that simplifies the accounting for income taxes. The guidance amends the rules for recognizing deferred taxes for investments, performing intraperiod tax allocations and calculating income taxes in interim periods. It also reduces complexity in certain areas, including the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating taxes to members of a consolidated group. The guidance is effective for the Company’s fiscal year beginning April 1, 2021, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

2. Film and Television Costs

Film costs represent the costs of films produced by the Company, or for which the Company has acquired distribution rights. For films produced by the Company, capitalized costs include all direct production costs, production overhead, and capitalized interest. Production overhead includes allocable costs of individuals or departments with exclusive or significant responsibility for the production of films and excludes selling and marketing costs.

Film costs consist of four categories: (1) films in development, (2) films in production, (3) films completed and not released and (4) released films. Films in development primarily include the costs of acquiring film rights to books or original screenplays and costs to adapt such projects, as well as the costs of scripted development for original ideas. Such costs are capitalized and, upon commencement of production, will be transferred to films in production. Films in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of initial investment if the production has not been greenlit. Films in production include the inventory cost associated with projects that have been selected for release and for which principal photography has commenced. Films will be held as an asset in production until release, including completed but not released films, at which time the asset balance is transferred to released films.

Film costs and the related participations and residuals are amortized using the individual film forecast method based on the proportion that the current year’s revenue bears to the estimate of ultimate revenue that management regularly reviews and revises when necessary. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release of the film.

Television costs primarily represent the costs the Company has incurred to produce scripted and unscripted television programs for third parties. The capitalized costs will be expensed to the statement of operations when the program is delivered to the third party.

Capitalized film costs are subject to impairment testing as a film group or individual film or television program, and is evaluated for impairment when an event or change in circumstances indicates that the fair value of an individual film or film group is less than its unamortized cost. A film group represents the unit of account for impairment testing for a film or license agreement for program material when the film or license agreement is expected to be predominately monetized with other films and/or license agreements instead of being predominately monetized on its own. A film group is defined as the lowest level at which identifiable cash flows are largely independent of the cash flows of other films and/or license agreements.

Content Monetized Individually. For content that is predominately monetized individually (primarily investment in film and television programs), the unamortized costs of the individual film are compared to the estimated fair value of the individual film. The fair value is determined based on a discounted cash flow analysis of the cash flows directly attributable to the title. To the extent the unamortized costs exceed the fair value, an impairment charge is recorded for the excess.

Content Monetized as a Group. For content that is predominately monetized as a group, the aggregate unamortized costs of the group are compared to the present value of the discounted cash flows of the group using the lowest level for which identifiable cash flows are independent of other produced and licensed content. If the unamortized costs exceed the present value of discounted cash flows, an impairment charge is recorded for the excess and allocated to the individual titles based on the relative carrying value of each title in the group.

Valuation Assumptions. The discounted cash flow analysis includes cash flows estimates of ultimate revenue and costs as well as a discount rate (a Level 3 fair value measurement, see Note 10). The discount rate utilized in the discounted cash flow analysis is based on the weighted average cost of capital of the Company plus a risk premium representing the risk associated with producing a particular film or television program or film group. The fair value of any film costs associated with a film or television program that management plans to abandon is zero. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management’s future revenue estimates.

There were no impairments for the three months ended June 30, 2019 and 2020.

Distribution and marketing costs are expensed as incurred.

As of March 31, 2020 and June 30, 2020, the Company’s film and television costs consist of the following:

	March 31, 2020	June 30, 2020
		(unaudited)
Film costs:
In development	$12,560	$17,649
In production	3,330	—
Completed but not released	—	3,330
Released	75,779	47,106
Total film costs	91,669	68,085

Television costs:
In development	1,865	2,229
In production	3,774	1,880
Total television costs	5,639	4,109

Total film and television costs	$97,308	$72,194

The Company anticipates that approximately 58% of the costs of its completed films and 89% of the costs of its films in release as of June 30, 2020 will be amortized over the next 12 months and 3 years, respectively.

Amortization of film costs for the three months ended June 30, 2019 and 2020 was $38,116 and $29,097, respectively, and included in Direct operating expenses.

3. Debt

JPMorgan Credit Facility

On October 7, 2016, the Company and JPMorgan Chase Bank, N.A. entered into a $400 million five-year senior secured revolving credit facility. This revolving credit facility, which replaced prior existing production and corporate facilities, could be increased by up to $200 million. All advances are subject to a borrowing base determined and secured by a variety of Company assets. Repayments of all outstanding balances and interest will be due on October 7, 2021. For LIBOR loans, the interest is equal to 3.00% plus LIBOR. The Company is required to pay a commitment fee at an annual rate of 0.75%, if credit exposure is less than 50% of total commitments, and 0.50% if credit exposure is more than 50% of the undrawn amounts. The effective interest rate is 5.03% as of March 31, 2020 and 4.52 % as of June 30, 2020.

On April 17, 2020, the revolving credit facility was amended to decrease the revolving credit facility to $350 million and increased the ability to increase the borrowings to $250 million. The incremental amounts will be issued on the same terms as the existing revolving credit facility. Debt issuance costs of $456 million were written off in connection with this amendment.

The summary of the revolving credit facilities described above and related debt issuance costs are as follows:

	March 31, 2020	June 30, 2020
		(unaudited)
JPMorgan credit facility	$230,369	$216,761
Debt issuance costs	(4,380)	(3,194)
Revolving credit facilities	$225,989	$213,567

Term Loans

On March 3, 2014, the Company entered into a six-year term loan agreement, as amended and restated as of May 2, 2014, for $35.2 million with Red Fish Blue Fish, LLC, who is also a stockholder and an affiliate of a stockholder. The term loan was drawn on October 20, 2014 and was used to finance production and acquisition of feature-length motion pictures and for general corporate purposes. The term loan is currently recorded at a discount, which includes a 1% agent fee deducted from the total debt and the fair value of the 940,524 common shares issued to the lender as part of the agreement. The term loan was initially set to mature on March 3, 2020.

On October 7, 2016, the Company amended the existing term loan agreement with Red Fish Blue Fish, LLC to extend the maturity to July 7, 2022 to comply with the extension of the credit facilities. Red Fish Blue Fish, LLC received 26,525 shares of common stock in connection with this agreement. The Company is required to pay interest at an annual rate of 11.0% (9.0% in cash and 2.0% in kind).

Paycheck Protection Program

On April 4, 2020, The Company was granted a loan from JPMorgan Chase Bank, N.A. in the aggregate amount of $2.9 million at an interest rate of 0.98% per annum, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act which was enacted March 27, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses. The Company intends to use the entire loan amount for purposes consistent with the PPP. The Company anticipates the loan to be fully forgiven.

The following tables sets forth future annual contractual principal payment commitments of debt as of June 30, 2020.

		At June 30 (unaudited)
Debt Type	Maturity Date	2021	2022	2023	Thereafter	Total
JPMorgan credit facility	October 2021	$—	$216,761	$—	$—	$216,761
Red Fish Blue Fish term	July 2022	—	—	43,068	—	43,068
Paycheck Protection Program		—	—	—	2,954	2,954
		—	216,761	43,068	2,954	262,783
Less: aggregate unamortized discount and debt issuance costs						(3,682)
Total						259,101

As of June 30, 2020, the Company is in compliance with all debt covenants.

4. Leases

The Company has operating leases for its offices. Its leases have remaining lease terms of up to six years, some of which include options to extend leases up to 5 years. Certain leases contain provisions for property related costs that are variable in nature for which the Company is responsible, including common area maintenance and other property operating services. These costs are calculated based on a variety of factors including property values, tax and utility rates, property service fees, and other factors. The Company records rent expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term. The Company does not have any finance leases.

The tables below present information regarding the Company’s lease assets and liabilities:

At June 30, 2020
(unaudited)
Assets:
Operating lease right of use assets	$9,415

Liabilities:
Current operating	1,933
Long-term operating	10,580
Total	$12,513

Weighted-average remaining lease term – operating leases (in years)	5.2
Weighted-average discount rate – operating leases	7.8%

The components of lease expense were as follow:

Three months ended June 30, 2020
(unaudited)
Operating leases:
Operating lease costs	$600
Variable lease costs	14
Operating lease expense	614

Short-term lease rent expense	16
Net rent expense	$630

The following tables sets forth our future annual repayment of contractual commitments of future minimum rental payments due under office leases as of June 30, 2020:

At June 30:	Operating Leases
2021	$2,841
2022	2,915
2023	2,906
2024	2,852
2025	2,490
Thereafter	1,367
Total	15,371
Less: Present value discount	(2,858)
Operating lease liabilities	$12,513

Supplemental cash flow information related to leases was as follows:

Three months ended June 30, 2020
(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease costs	$706
Right-of-use assets obtained in exchange for new lease obligations:
Operating lease costs	$0

Rent expense was $777 and $630 for the three months ended June 30, 2019 and 2020.

Right-of-use assets are recorded in non-current Other assets in the accompanying consolidated balance sheet as of June 30, 2020. Lease liabilities are recorded in Accounts payable and accrued expenses, and Other liabilities in the accompanying consolidated balance sheet as of June 30, 2020.

5. Convertible Redeemable Preferred Stock

Convertible Redeemable Preferred Stock

	March 31, 2020
	Shares Authorized	Shares Issued and outstanding	Liquidation Preference ($000)
Class A	10,207	10,207	$20,377
Class B	85,000	85,000	$169,442
Class C	214,588	166,088	$235,491
Class D	132,618	125,104	$138,769

	June 30, 2020 (unaudited)
	Shares Authorized	Shares Issued and outstanding	Liquidation Preference ($000)
Class A	10,207	10,207	$20,981
Class B	85,000	85,000	$174,466
Class C	214,588	166,088	$242,134
Class D	132,618	125,104	$142,163

The rights and preferences of the holders of preferred stock are as follows:

Dividend and liquidation preferences – No dividends shall be paid on any shares of any class of capital stock of the Company, unless a dividend is paid with respect to all outstanding shares of Class D, Class C and Class B, followed by Class A. The Company has not declared any dividends on any class of capital stock as of June 30, 2020. Unpaid dividends accumulate for each share of Class A, Class B, and Class C on a daily basis at the rate of 12% per annum and for Class D on a daily basis at the rate of 10% per annum on the sum of the Class liquidation value thereof from and including the date of issuance to and including the first occurrence of liquidation, conversion, or acquisition. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of preferred stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of the aggregate Class liquidation value, plus unpaid accrued and accumulated dividends, and the amount that would be received upon liquidation if all shares of the Class were converted into common stock immediately prior to liquidation.

The Class D are entitled to receive a cash payment (“Exit Payment”) of $33,000, pro rata to each holder of Class D, upon the consummation of certain transactions, including a liquidation of the Company or a Qualified IPO or Deemed Liquidation, each as defined in the Amended Charter. The aggregate Exit Payment increases by approximately $8,375 as of May 11, 2020 (the fifteen-month anniversary of the Class D Issuance Date) and each three-month anniversary thereof until the total Exit Payment reaches a maximum of $100,000. If the Exit Payment has not been paid on or prior to July 8, 2022, each holder of Class D will be entitled to receive a pro rata share of the Exit Payment in connection with any redemption of Class D. The Class D Exit Payment is liability-classified and marked to market at each reporting period. The fair value attributed to the liability as of February 2019 (issuance) was $23,500 which was recorded as an offset to the proceeds of Class D. As of March 31,2020 and June 30, 2020, the fair value attributed to the Exit Payment liability was $34,733 and $39,816, respectively, which is recorded in Shareholder liability on the accompanying consolidated balance sheets. The fair value of the Exit Payment liability was determined using Level 3 of the fair value hierarchy under ASC 820 Fair Value Measurements and Disclosures. The fair value was determined using a valuation model which considers the probability of a voluntary conversion, the timing of the conversion and the Company’s cost of capital. The expense for the three months ended June 30, 2019 was $9,559 and for the three months ended June 30, 2020 was $5,083, which is recorded to Shareholder exit expense in the accompanying consolidated statements of operations.

Conversion rights – Preferred stock shall be convertible at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by multiplying the number of preferred shares to be converted by $1,000 and dividing the result by the Class conversion price for each class of stock. The conversion price for Class A, Class B, Class C and Class D is $1.1838, $7.4378, $42.7282 and $42.7282, respectively.

Voting rights – The holders of the preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holders are convertible as of the record date for determining stockholders entitled to vote on such matters.

Redemption rights – Preferred stock shall be redeemed by the Company at a price equal to the Class liquidation value, plus all declared but unpaid dividends there on request, in annual installments commencing not more than 90 days after receipt by the Company at any time on or after July 8, 2022, from the holders of at least a majority of the then-outstanding shares of the Class, with written notice requesting redemption of all shares. Since redemption of the preferred stock is outside of the control of the Company, the shares have been reflected outside of stockholders’deficit. All classes of preferred stock are being accreted to their redemption value through redemption date by periodic charges to paid-in-capital (or retained deficit if paid-in-capital is reduced to zero) each reporting period, using the interest method. An aggregate of $15,319 and $16,670 was accreted to preferred stock for the three months ended June 30, 2019 and 2020, respectively.

On February 8, 2019, certain terms of the existing classes of preferred stock were amended, including extending the initial exercise date for certain redemption rights of the holders of the Company’s Class A, Class B and Class C from December 3, 2019 to July 8, 2022, except for the rights of certain Class C preferred stockholders who did not consent to the Amended Charter (Non-Consenting Class C Holders). The initial exercise date for the redemption rights of Non-Consenting Class C Holders, who collectively hold 13,000 shares of Class C as of the Class D Issuance Date, was not amended and such rights remain exercisable during the six-month period beginning December 3, 2019. The Non-Consenting Class C Holders were entitled to elect, up until September 30, 2019, that the initial exercise date of their redemption rights be extended to commence as of July 8, 2022. Class D shall rank senior to Class C, which shall rank senior to Class B, which shall rank senior to Class A, the common stock, and any other junior securities with respect to the payment of dividends and the redemption or repurchase of any shares of the Company.

In December 2019, the Company received Notices of Redemption from Non-Consenting Class C Holders to exercise their redemption rights for 12,000 shares of Class C stock. The Company has not received notices from Non-Consenting Class C Holders holding 1,000 shares. Redemption of the Class C shares of Non-Consenting Class C Holders will not be required under the Company’s certificate of incorporation if not permitted under the Company’s existing debt agreements. The Company has not yet determined whether or when such redemption will be required. None of the Non-Consenting Class C Holders have elected to extend the exercise date to July 8, 2022. As of the date of the redemption notices received in December 2019, the Company reclassified $15,372 from Class C convertible preferred stock to Accounts payable and accrued expenses to reflect this obligation.

6. Stock Based Compensation

Equity Awards

In prior years, stock options were granted under the Company’s 2014 Incentive Stock Plan (“2014 Plan”). In April 2017, the Company and the Board of Directors approved the 2017 Equity Incentive Plan (“2017 Plan”). Under the 2017 Plan, stock options, stock appreciation rights, restricted stock awards and other stock-based awards may be granted to eligible employees. There are 1,750,000 common stock shares available for grant under the 2017 Plan, of which 519,048 and 511,111 were awarded and outstanding as of March 31, 2020 and June 30, 2020 as restricted stock units and stock options. Stock options under the plan are granted with exercise prices equal to fair market value on the date of the grant. All option grants expire ten years after the date of the grant.

Equity awards to officers, employees, and consultants become exercisable on a vesting schedule established by management and approved by the Board of Directors at the time of grant, generally straight line over a four-year period. The Company treats equity awards with multiple vesting tranches as a single award for expense attribution purposes and recognizes compensation cost based on the vesting schedule over the requisite service period of the entire award.

The following table summarizes stock option activity for the three months ended June 30, 2019 and 2020:

	Number of Options	Weighted- Average Exercise Price

Outstanding at March 31, 2019	2,869,501	$1.43
Forfeited	(65,521)	1.66
Outstanding at June 30, 2019, vested or expected to vest in future (unaudited)	2,803,980	1.42

Exercisable at June 30, 2019 (unaudited)	2,686,259	1.31

	Number of Options	Weighted Average Exercise Price

Outstanding at March 31, 2020	2,734,907	$1.40
Forfeited	—	—
Outstanding at June 30, 2020, vested or expected to vest in future (unaudited)	2,734,907	1.40

Exercisable at June 30, 2020 (unaudited)	2,695,323	1.37

There were no stock options exercised for the three months ended June 30, 2019 and 2020.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of March 31, 2020 was 4.6 years and $113,936.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of June 30, 2020 was 4.3 years and $113,936.

The Company did not grant restricted stock awards for the three months ended June 30, 2019 and June 30, 2020. The awards contain service-based and performance-based conditions to vest in the underlying common stock. Most restricted stock units contain performance conditions that are satisfied only on consummation of an initial public offering.

The performance measures are not considered probable June 30, 2020. Accordingly, no compensation expense has been recorded for such awards for the three months ended June 30, 2019 and 2020.

The following table summarizes restricted stock unit activity for three months ended June 30, 2019 and 2020:

	Number of RSU’s	Weighted- Average Grant-Date Fair Value

Outstanding at March 31, 2019	632,372	$25.18
Forfeited	(25,619)	40.56
Outstanding at June 30, 2019 (unaudited)	606,753	24.53

	Number of RSU’s	Weighted- Average Grant-Date Fair Value

Outstanding at March 31, 2020	519,048	$23.34
Forfeited	(7,937)	41.66
Outstanding at June 30, 2020 (unaudited)	511,111	23.05

The fair values of restricted stock units are determined based on the market value of the shares on the date of grant.

As of June 30, 2019 and 2020, there was $219 and $76 respectively, of total unrecognized stock-based compensation cost related to non-vested stock options and restricted stock unit awards. That cost is expected to be recognized over a weighted-average remaining vesting period of 1.6, and 0.8 years, respectively.

The Company recognized noncash stock-based compensation expense of $49 and $31 during the three months ended June 30, 2019 and 2020. As of June 30, 2019 and 2020, there were 153,778 and 222,851 awards, respectively, in the 2014 Plan and 1,143,247 and 1,238,889 awards, respectively, in the 2017 Plan that were available for grant.

In connection with theatrical exhibition agreements entered into in July 2013, the Company issued warrants exercisable for 1,342,298 common shares on March 3, 2014, at an exercise price of $7.29 per share. To prevent dilution, the exercise price and number of common shares issuable are subject to adjustment. The warrants have an exercise life of ten years. No warrants were exercised as of June 30, 2020. The warrants were valued at $0.427 per share for an aggregate value of approximately $573 on the date of grant. Since the warrants were issued in connection with obtaining domestic theatrical distribution rights, the value was capitalized in other assets and was being amortized to film operating expenses over the five-year term of the exhibition agreements.

The fair value of the warrants at the grant date was determined using the Black-Scholes option pricing model using an expected life of 10 years, expected volatility of 65%, risk-free interest rate of 0.5%, and no dividend yield as the assumptions.

In connection with the issuance of Class D shares, the Company issued 9,858 warrants to certain investors with an exercise price of $0.01 per share. The warrants were fully vested and exercised on the date of issuance by the investors. The difference between the value of the warrants and the issue price of the Class D shares is being accreted to redemption value consistent with the other shares of Class D.

7. Revenue

The table below presents revenues by market and product line for the three months ended June 2019 and 2020, respectively.

	Three Months Ended June 30
	2019	2020
	(unaudited)
Film:
Theatrical	$16,937	$—
Home entertainment	26,323	31,863
TV/Streaming	22,375	40,439
Other post theatrical	173	1,379
International	22,396	18,445
Total film	88,204	92,126

Television and other	22,401	5,030
Total revenue	$110,605	$97,156

8. Income Taxes

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (2017 Tax Act). Corporate taxpayers may carryback net operating losses (NOLs) originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act. In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation.

With the enactment of the CARES Act, the Company does not expect a financial statement impact. The Company has not recorded any financial statement expense or benefit relate to the Act for the three months ended June 30, 2020.

The income tax provision for the three months ended June 30, 2019 and 2020 is calculated by using the discrete effective tax rate method. The discrete method was applied as the estimated annual effective tax rate does not reliably estimate the annual effective tax rate of the Company. The Company’s income tax provision differs from the federal statutory rate multiplied by pre-tax income (loss) primarily due to valuation allowance recognized against federal, state and foreign deferred tax assets. The Company’s total income tax provision primarily consists of foreign withholding taxes, $111K and $90K, respectively, for the three months ended June 30, 2019 and 2020.

As of June 30 2020, the Company had no unrecognized tax benefits and does not anticipate this position to change within the next twelve months. The Company will recognize any interest and penalties associated with uncertain tax positions within the income tax provision.

9. Financial Instruments

Credit Risk:

Concentration of credit risk with the Company’s customer is limited due to the Company’s customer base and the diversity of its sales throughout the world. The Company performs ongoing credit evaluations and maintains a provision for potential credit losses when deemed necessary. The Company generally does not require collateral for its trade accounts receivable.

Forward Contracts:

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure on future production expenses denominated in various foreign currencies (i.e. cash flow hedges). The Company monitors its positions and the credit quality of, the financial institutions that are party to its financial transactions.

As of March 31, 2020, and June 30, 2020, the Company had the following outstanding forward foreign exchange contracts (all outstanding contracts have maturities of less than four months from June 30, 2020):

March 31, 2020
Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD
Canadian dollar	9,376	in exchange for	$7,113	$1.33

June 30, 2020 (unaudited)
Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD
Canadian dollar	5,595	in exchange for	$4,056	$1.35

The loss capitalized to productions and loss/gain recognized in the accompanying consolidated statements of operations for the three months ended June 30, 2020 related to foreign currency derivatives was immaterial.

10. Fair Value

Accounting guidance and standards about fair value define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The accounting guidance and standards establish three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company has assessed that the fair values of trade receivables, financial assets included in prepaid and other assets, restricted cash and cash and cash equivalents, trade payables, and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The following table sets forth the carrying values and fair values of the Company’s outstanding debt at March 31, 2020 and June 30, 2020.

	March 31, 2020
Liabilities	Carrying Value	Fair Value
Red Fish Blue Fish Term Loan	$42,092	$44,817
JPMorgan Credit Facility	225,989	230,369

	June 30, 2020
Liabilities	Carrying Value	Fair Value
Red Fish Blue Fish Term Loan	$42,580	$44,102
JPMorgan Credit Facility	213,567	216,761
Paycheck Protection Program	2,954	2,954

11. Additional Financial Information

The composition of the Company’s Other current assets, non-current other assets, and accounts payable and accrued expenses are as follows as of March 31, 2020 and June 30, 2020:

	March 31, 2020	June 30, 2020
		(unaudited)
Other current assets:
Co-finance receivables	$3,052	$3,005
Prepaid expenses	1,648	988
Tax credits receivable	17,416	10,760
Other	2,099	1,556
Total	$24,215	$16,309

Non-current other assets:
Tax credits receivable	10,370	10,293
Accounts receivable	15,450	16,576
Lease asset	9,772	9,415
Other	4,016	3,229
Total	$39,608	$39,513

Accounts payable and accrued expenses:
Print and advertising payable	$43,532	$37,560
Lease liability	1,830	1,933
Accounts payable	33,250	29,855
Returns reserve	8,096	7,639
Accrued payroll and related	4,855	7,545
Accrued interest	2,594	1,254
Accrued other	392	638
Total	$94,549	$86,424

12. Subsequent Events

Merger with Eros International Plc

On July 30, 2020, the Company merged with Eros International Plc. (“Eros”), a public company based in Mumbai, India, in accordance with the terms of an Agreement and Plan of Merger, dated as of April 17, 2020 (as amended, restated or otherwise modified from time to time).

Although Eros legally acquired the Company, the merger is intended to be accounted for as a reverse acquisition, whereby the Company will be deemed the accounting acquiror and the assets and liabilities of Eros will be recorded at their fair values on the date of acquisition. In connection with the merger, all outstanding stock options, restricted share units and warrants of the Company were canceled.

JPMorgan Credit Facility

The JPMorgan Credit Facility was amended on September 18, 2020 (effective as of December 9, 2020) which resulted in the release of a lien on one of the Company’s films, the consent to the change in the Company’s fiscal year end from September 30 to March 31, and certain contractual values being included in the calculated borrowing base. In connection therewith, the Company repaid $31 million of the outstanding balance.